August 11, 2008

By EDGAR Submission

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	OneBeacon Insurance Group, Ltd. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 001-33128

Dear Mr. Rosenberg,

I refer to your letter dated July 24, 2008 (the “Comment Letter”).  In connection with the Company’s response, we acknowledge the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Set forth below are the Company’s responses to your comments contained in the Comment Letter. The italicized and numbered paragraphs and headings below correspond to those set forth in the Comment Letter.

Loss and LAE development - 2007, page F-20

1.                          Please clarify what you mean by “management had implicitly assumed” with regards to your determination related to IBNR and known case development. Address how the percentages are determined by management. Tell us why the management assumed percentage of 15% related to workers compensation and multiple peril liability was not the percentage used to make the adjustment to the IBNR reserves.

2.         Also, quantify adjustments made to the IBNR reserves.

Response to Comments 1 and 2:

We will comply with your requests by including additional disclosure in our future Form 10-K filings and also Form10-Q filings, as appropriate.  An example of this disclosure has been included as Appendix A to this letter.

Please do not hesitate to call me at (617) 725-7247 should you have any questions.

Sincerely,

/s/ Ann Marie Andrews
Chief Accounting Officer

cc:	Paul H. McDonough, Chief Financial Officer, OneBeacon Insurance Group, Ltd.
Sasha Parikh, Staff Accountant, Securities and Exchange Commission
Lisa Vanjoske, Assistant Chief Accountant, Securities and Exchange Commission

OneBeacon Insurance Group

One Beacon Lane

Canton, MA 02021

www.onebeacon.com

2

ATTACHMENT A

NOTE 4. Reserves for Unpaid Loss and LAE

OneBeacon’s insurance subsidiaries establish loss and LAE reserves that are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred. The process of estimating reserves involves a considerable degree of judgment by management and, as of any given date, is inherently uncertain.

Reserves are typically comprised of (1) case reserves for claims reported and (2) reserves for losses that have occurred but for which claims have not yet been reported, referred to as incurred but not reported (“IBNR”) reserves, which include a provision for expected future development on case reserves. Case reserves are estimated based on the experience and knowledge of claims staff regarding the nature and potential cost of each claim and are adjusted as additional information becomes known or payments are made. IBNR reserves are derived by subtracting paid loss and LAE and case reserves from estimates of ultimate loss and LAE. Actuaries estimate ultimate loss and LAE using various generally accepted actuarial methods applied to known losses and other relevant information. Like case reserves, IBNR reserves are adjusted as additional information becomes known or payments are made.

Ultimate loss and LAE are generally determined by extrapolation of claim emergence and settlement patterns observed in the past that can reasonably be expected to persist into the future. In forecasting ultimate loss and LAE with respect to any line of business, past experience with respect to that line of business is the primary resource, but cannot be relied upon in isolation. OneBeacon’s own experience, particularly claims development experience, such as trends in case reserves, payments on and closings of claims, as well as changes in business mix and coverage limits, is the most important information for estimating its reserves. External data, available from organizations such as statistical bureaus, consulting firms and reinsurance companies, is sometimes used to supplement or corroborate OneBeacon’s own experience, and can be especially useful for estimating costs of new business. For some lines of business, such as “long-tail” coverages discussed below, claims data reported in the most recent accident year is often too limited to provide a meaningful basis for analysis due to the typical delay in reporting of claims. For this type of business, OneBeacon uses a selected loss ratio method for the initial accident year or years. This is a standard and accepted actuarial reserve estimation method in these circumstances in which the loss ratio is selected based upon information used in pricing policies for that line of business, as well as any publicly available industry data, such as industry pricing, experience and trends, for that line of business.

Uncertainties in estimating ultimate loss and LAE are magnified by the time lag between when a claim actually occurs and when it is reported and settled. This time lag is sometimes referred to as the “claim-tail”. The claim-tail for most property coverages is typically short (usually a few days up to a few months). The claim-tail for liability/casualty coverages, such as automobile liability, general liability, products liability, multiple peril coverage, and workers compensation, can be especially long as claims are often reported and ultimately paid or settled years, even decades, after the related loss events occur. During the long claims reporting and settlement period, additional facts regarding coverages written in prior accident years, as well as about actual claims and trends may become known and, as a result, OneBeacon may adjust its reserves. If management determines that an adjustment is appropriate, the adjustment is booked in the accounting period in which such determination is made in accordance with GAAP. Accordingly, should reserves need to be increased or decreased in the future from amounts currently established, future results of operations would be negatively or positively impacted, respectively.

In determining ultimate loss and LAE, the cost to indemnify claimants, provide needed legal defense and other services for insureds and administer the investigation and adjustment of claims are considered. These claim costs are influenced by many factors that change over time, such as expanded coverage definitions as a result of new court decisions, inflation in costs to repair or replace damaged property, inflation in the cost of medical services and legislated changes in statutory benefits, as well as by the particular, unique facts that pertain to each claim. As a result, the rate at which claims arose in the past and the costs to settle them may not always be representative of what will occur in the future. The factors influencing changes in claim costs are often difficult to isolate or quantify and developments in paid and incurred losses from historical trends are frequently subject to multiple and conflicting interpretations. Changes in coverage terms or claims handling practices may also cause future experience and/or development patterns to vary from the past. A key objective of actuaries in developing estimates of ultimate loss and LAE, and resulting IBNR reserves, is to identify aberrations and systemic changes occurring within historical experience and accurately adjust for them so that the future can be projected reliably. Because of the factors previously discussed, this process requires the use of informed judgment and is inherently uncertain.

OneBeacon’s actuaries use several generally accepted actuarial methods to evaluate its loss reserves, each of which has its own strengths and weaknesses. OneBeacon places more or less reliance on a particular method based on the facts and circumstances at the time the reserve estimates are made. These methods generally fall into one of the following categories or are hybrids of one or more of the following categories:

•                  Historical paid loss development methods:     These methods use historical loss payments over discrete periods of time to estimate future losses. Historical paid loss development methods assume that the ratio of losses paid in one period to losses paid in an earlier period will remain constant. These methods necessarily assume that factors that have affected paid losses in the past, such as inflation or the effects of litigation, will remain constant in the future. Because historical paid loss development methods do not use case reserves to estimate ultimate losses, they can be more reliable than the other methods discussed below that look to case reserves (such as actuarial methods that use incurred losses) in situations where there are significant changes in how case reserves are established by a company’s claims adjusters. However, historical paid loss development methods are more leveraged, meaning that small changes in payments have a larger impact on estimates of ultimate losses, than actuarial methods that use incurred losses because cumulative loss payments take much longer to equal the expected ultimate losses than cumulative incurred amounts. In addition, and for similar reasons, historical paid loss development methods are often slow to react to situations when new or different factors arise than those that have affected paid losses in the past.

•                  Historical incurred loss development methods:     These methods, like historical paid loss development methods, assume that the ratio of losses in one period to losses in an earlier period will remain constant in the future. However, instead of using paid losses, these methods use incurred losses (i.e., the sum of cumulative historical loss payments plus outstanding case reserves) over discrete periods of time to estimate future losses. Historical incurred loss development methods can be preferable to historical paid loss development methods because they explicitly take into account open cases and the claims adjusters’ evaluations of the cost to settle all known claims. However, historical incurred loss development methods necessarily assume that case reserving practices are consistently applied over time. Therefore, when there have been significant changes in how case reserves are established, using incurred loss data to project ultimate losses can be less reliable than other methods.

•                  Expected loss ratio methods:     These methods are based on the assumption that ultimate losses vary proportionately with premiums. Expected loss ratios are typically developed based upon the information used in pricing, and are multiplied by the total amount of premiums written to calculate ultimate losses. Expected loss ratio methods are useful for estimating ultimate losses in the early years of long-tailed lines of business, when little or no paid or incurred loss information is available.

•                  Adjusted historical paid and incurred loss development methods:     These methods take traditional historical paid and incurred loss development methods and adjust them for the estimated impact of changes from the past in factors such as inflation, the speed of claim payments or the adequacy of case reserves. Adjusted historical paid and incurred loss development methods are often more reliable methods of predicting ultimate losses in periods of significant change, provided the actuaries can develop methods to reasonably quantify the impact of changes.

        OneBeacon performs an actuarial review of its recorded reserves each quarter. OneBeacon’s actuaries compare the previous quarter’s estimates of paid loss and LAE, case reserves and IBNR to amounts indicated by actual experience. Differences between previous estimates and actual experience are evaluated to determine whether a given actuarial method for estimating loss and LAE should be relied upon to a greater or lesser extent than it had been in the past. While some variance is expected each quarter due to the inherent uncertainty in loss and LAE, persistent or large variances would indicate that prior assumptions and/or reliance on certain reserving methods may need to be revised going forward.

Loss and LAE reserve summary

The following table summarizes the loss and LAE reserve activities of OneBeacon’s insurance subsidiaries for the years ended December 31, 2007, 2006 and 2005:

	Year ended December 31,
	2007	2006	2005
	($ in millions)
Gross beginning balance	$4,837.7	$5,354.3	$4,922.2
Less beginning reinsurance recoverable on unpaid losses	(2,842.6)	(3,120.9)	(2,391.8)
Net loss and LAE reserves	1,995.1	2,233.4	2,530.4
Loss and LAE reserves sold—TPIC	—	—	(11.8)
Loss and LAE incurred relating to:
Current year losses	1,138.1	1,272.3	1,291.4
Prior year losses	(48.3)	11.3	99.0
Total incurred loss and LAE	1,089.8	1,283.6	1,390.4
Accretion of fair value adjustment to net loss and LAE reserves	16.0	23.0	26.0
Loss and LAE paid relating to:
Current year losses	(527.1)	(589.5)	(497.8)
Prior year losses	(723.0)	(955.4)	(1,203.8)
Total loss and LAE payments	(1,250.1)	(1,544.9)	(1,701.6)
Net ending balance	1,850.8	1,995.1	2,233.4
Plus ending reinsurance recoverable on unpaid losses	2,629.5	2,842.6	3,120.9
Gross ending balance	$4,480.3	$4,837.7	$5,354.3

Loss and LAE development—2007

In 2007, OneBeacon experienced $48.3 million of favorable development on prior accident year loss reserves. The favorable development was primarily related to lower than expected frequency for professional liability in specialty lines and lower than expected severity for automobile liability in personal lines partially offset by unfavorable development for multiple peril and workers compensation primarily for accident years 2001 and prior.

Specifically, at December 31, 2006, management continued to expect losses to emerge in the professional liability business, which is included in the general liability line of business, in line with initial expectations based on market analysis when this business was initiated in 2002 and 2003. During 2007, losses continued to be significantly lower than initial expectations. As a result, management lowered its selected reserves on the earliest years which affected more recent years as total loss expectations for those years are based in part on prior years’ results. The impact of this revised estimate was a decrease to professional liability reserves of $79.6 million.

At December 31, 2006, based on actuarial techniques described above, management estimated that IBNR related to personal automobile liability was $137.6 million, or approximately 49% of case reserves of $278.7 million for 2002 and subsequent accident years. During 2007, case incurred loss and allocated LAE (“ALAE”) was $38.4 million, which was less than expected for this relatively short-tail line of business.  At December 31, 2007, based on actuarial techniques described above, management estimated that IBNR was $66.1 million, or approximately 49% of the remaining case reserves. The actuarial methods that management relied upon to estimate IBNR at December 31, 2007 were similar to those used at December 31, 2006. The impact of this revised estimate was a decrease to personal automobile liability reserves of $33.0 million.

At December 31, 2006, based on actuarial techniques described above, management estimated that IBNR related to workers compensation and multiple peril liability was $95.6 million, or approximately 15% of case reserves of $621.5 million for 2001 and prior accident years. During 2007, case incurred loss and ALAE was $44.7 million, which was greater than expected for these long-tail lines of business. As a result of the higher than expected case incurred loss and ALAE during 2007, management gave greater weight to actuarial techniques that are based on historical incurred loss development during its review of loss reserves at December 31, 2007. As a result, at December 31, 2007, the IBNR was determined to be $149.4 million, or approximately 28% of the remaining case reserves. The impact of this revised estimate was an increase to workers compensation and multiple peril liability reserves of $98.5 million.

In addition to the development described for the lines of business above, management also recorded a $34.2 million net decrease in IBNR in other lines of business as a result of its review of loss reserves at December 31, 2007. The change in IBNR for each other line of business was not individually significant.

Loss and LAE development—2006

In 2006, OneBeacon experienced $11.3 million of unfavorable development on prior accident year loss reserves, primarily due to development on losses related to hurricane events impacting OneBeacon’s excess property policies.

Specifically at December 31, 2005, management had reviewed all known losses related to hurricane events impacting its excess property policies. Based on information at that time, management established reserves for those losses which were expected to reach the coverage layers. During 2006, several individual claims experienced adverse development resulting in more losses penetrating the coverage layers. As a result, management increased held reserves as of December 31, 2006 to reflect the actual adverse claim development as well as a provision for future adverse development on these claims.

Loss and LAE development—2005

In 2005, OneBeacon experienced $99.0 million of net unfavorable development on prior accident year loss reserves, primarily due to higher than anticipated defense costs and higher damages from liability assessments in general liability and multiple peril reserves in OneBeacon’s run-off operations.

Specifically, management had implicitly assumed at December 31, 2004 that the IBNR and known case development would be approximately 26% of actual case reserves for the 2001 and prior accident years for multiple peril and general liability. During 2005, case incurred loss and LAE was 72% of the entire future expected development which was unusually large for these long tail lines of business. As a result, management increased IBNR reserves for these lines so that as of year end 2005 the IBNR was approximately 40% relative to the remaining case reserves.

Fair value adjustment

In connection with purchase accounting for the OneBeacon Acquisition, OneBeacon was required to adjust to fair value OneBeacon’s loss and LAE reserves and the related reinsurance recoverables by $646.9 million and $346.9 million, respectively, on OneBeacon’s acquired balance sheet as of June 1, 2001. This net reduction to loss and LAE reserves of $300.0 million is being accreted through an income statement charge ratably with and over the period the claims are settled. Accordingly, OneBeacon recognized $16.0 million, $23.0 million and $26.0 million of such charges, recorded as loss and LAE during 2007, 2006 and 2005, respectively. As of December 31, 2007, the outstanding pre-tax unaccreted adjustment was $17.4 million.

The fair values of OneBeacon’s loss and LAE reserves and related reinsurance recoverables acquired on June 1, 2001 were based on the present value of their expected cash flows with consideration for the uncertainty inherent in both the timing of, and the ultimate amount of, future payments for losses and receipts of amounts recoverable from reinsurers. In estimating fair value, management adjusted the nominal loss reserves of OneBeacon (net of the effects of reinsurance obtained from the NICO Cover, as defined below, and the GRC Cover, as defined in Note 5) and discounted them to their present value using an applicable risk-free discount rate. The series of future cash flows related to such loss payments and reinsurance recoveries were developed using OneBeacon’s historical loss data. The resulting discount was reduced by the “price” for bearing the uncertainty inherent in OneBeacon’s net loss reserves in order to estimate fair value. This was approximately 11% of the present value of the expected underlying cash flows of the loss reserves and reinsurance recoverables of OneBeacon, which is believed to be reflective of the cost OneBeacon would incur if they had attempted to reinsure the full amount of its net loss and LAE reserves with a third party reinsurer.

Asbestos and environmental loss and LAE reserve activity

OneBeacon’s reserves include provisions made for claims that assert damages from A&E related exposures. Asbestos claims relate primarily to injuries asserted by those who came in contact with asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs obligations, particularly as mandated by Federal and state environmental protection agencies. In addition to the factors described above regarding the reserving process, OneBeacon estimates its A&E reserves based upon, among other factors, facts surrounding reported cases and exposures to claims, such as policy limits and deductibles, current law, past and projected claim activity and past settlement values for similar claims, as well as analysis of industry studies and events, such as recent settlements and asbestos-related bankruptcies. The cost of administering A&E claims, which is an important factor in estimating loss reserves, tends to be higher than in the case of non-A&E claims due to the higher legal costs typically associated with A&E claims.

In connection with the OneBeacon Acquisition, Aviva caused OneBeacon to purchase a reinsurance contract with National Indemnity Company (“NICO”) under which OneBeacon is entitled to recover from NICO up to $2.5 billion in the future for asbestos claims arising from business written by OneBeacon in 1992 and prior, environmental claims arising from business written by OneBeacon in 1987 and prior, and certain other exposures (the “NICO Cover”). Under the terms of the NICO Cover, NICO receives the economic benefit of reinsurance recoverables from certain of OneBeacon’s third party reinsurers in existence at the time the NICO Cover was executed (“Third Party Recoverables”). As a result, the Third Party Recoverables serve to protect the $2.5 billion limit of NICO coverage for the benefit of OneBeacon. Any amounts uncollectible from third party reinsurers due to dispute or the reinsurers’ financial inability to pay are covered by NICO under its agreement with OneBeacon. Third Party Recoverables are typically for the amount of loss in excess of a stated level each year. Of claim payments in the past 11 years, approximately 49% of A&E losses have been recovered under the historical third party reinsurance.

In June 2005, OneBeacon completed an internal study of its A&E exposures. This study considered, among other items: (1) facts, such as policy limits, deductibles and available third party reinsurance, related to reported claims; (2) current law; (3) past and projected claim activity and past settlement values for similar claims; (4) industry studies and events, such as recent settlements and asbestos related bankruptcies; and (5) collectibility of third party reinsurance. Based on the study, OneBeacon increased its best estimate of its incurred losses ceded to NICO, net of underlying reinsurance, by $353 million ($841 million gross) to $2.1 billion, which is within the $2.5 billion coverage provided by the NICO Cover. OneBeacon estimated that the range of reasonable outcomes around its best estimate was $1.7 billion to $2.4 billion. Due to the NICO Cover, there was no impact to income or equity from the change in estimate.

The increase in the estimate of incurred A&E losses was principally driven by raised projections for claims related to asbestos (particularly from assumed reinsurance business), and for mass torts other than A&E, particularly lead poisoning and sexual molestation. This increase was partially offset by reduced projections of ultimate hazardous waste losses.

As part of OneBeacon’s actuarial review process, OneBeacon’s actuaries review A&E activity each quarter and compare that activity to what was assumed in the original study. As of December 31, 2007, OneBeacon noted no change in the range of reasonable outcomes around its best estimate described above.

As noted above, OneBeacon estimates that on an incurred basis it has used approximately $2.1 billion of the coverage provided by NICO at December 31, 2007. Since entering into the NICO Cover, $39.8 million of the $2.1 billion of utilized coverage relates to uncollected amounts from third party reinsurers through December 31, 2007. Net losses paid totaled approximately $986.0 million as of December 31, 2007, with $139.0 million paid in 2007. Asbestos payments during 2007 reflect payments resulting from intensified efforts by claimants to resolve asbestos claims prior to enactment of potential Federal asbestos legislation. To the extent that OneBeacon’s estimate of ultimate A&E losses as well as the estimate and collectibility of Third Party Recoverables differs from actual experience, the remaining protection under the NICO Cover may be more or less than the approximate $404.0 million that OneBeacon estimates remained at December 31, 2007.

OneBeacon’s reserves for A&E losses at December 31, 2007 represent management’s best estimate of its ultimate liability based on information currently available. However, as case law expands, medical and clean up costs increase and industry settlement practices change, OneBeacon may be subject to A&E losses beyond currently estimated amounts. OneBeacon cannot reasonably estimate at the present time loss reserve additions arising from any such future unfavorable developments and cannot be sure that allocated loss reserves, plus the remaining capacity under the NICO Cover and other reinsurance contracts, will be sufficient to cover additional liability arising from any such unfavorable developments.

The following tables summarize reported A&E loss and LAE reserve activities (gross and net of reinsurance) for OneBeacon for the years ended December 31, 2007, 2006 and 2005, respectively.

	Year ended December 31,
	2007			2006			2005
	Gross	Pre-NICO Net(1)	Net	Gross	Pre-NICO Net(1)	Net	Gross	Pre-NICO Net(1)	Net
	($ in millions)
Asbestos:
Beginning balance	$1,227.6	$766.6	$6.8	$1,323.4	$845.9	$7.4	$868.9	$599.2	$8.5
Incurred loss and LAE	14.7	—	—	(4.0)	(1.6)	—	544.8	307.5	—
Paid loss and LAE	(86.4)	(66.9)	0.4	(91.8)	(77.7)	(0.6)	(90.3)	(60.8)	(1.1)
Ending balance	1,155.9	699.7	7.2	1,227.6	766.6	6.8	1,323.4	845.9	7.4
Environmental:
Beginning balance	678.0	394.6	10.6	729.7	421.5	6.5	513.0	408.4	10.2
Incurred loss and LAE	(18.3)	—	—	(8.6)	(7.8)	—	265.7	42.7	2.0
Paid loss and LAE	(82.6)	(52.1)	(4.6)	(43.1)	(19.1)	4.1	(49.0)	(29.6)	(5.7)
Ending balance	577.1	342.5	6.0	678.0	394.6	10.6	729.7	421.5	6.5
Total asbestos and environmental:
Beginning balance	1,905.6	1,161.2	17.4	2,053.1	1,267.4	13.9	1,381.9	1,007.6	18.7
Incurred loss and LAE	(3.6)	—	—	(12.6)	(9.4)	—	810.5	350.2	2.0
Paid loss and LAE	(169.0)	(119.0)	(4.2)	(134.9)	(96.8)	3.5	(139.3)	(90.4)	(6.8)
Ending balance	$1,733.0	$1,042.2	$13.2	$1,905.6	$1,161.2	$17.4	$2,053.1	$1,267.4	$13.9

(1)                                  Represents A&E reserve activity, net of third party reinsurance, but prior to the NICO Cover.